200 Clarendon Street 27th Floor Boston, MA 02116-5021 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

CHRISTOPHER P. HARVEY

christopher.harvey@dechert.com
+1 617 728 7167 Direct
+1 617 275 8390 Fax
March 9, 2012
VIA EDGAR

Mr. Sonny Oh
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	John Hancock Variable Insurance Trust (“Registrant”) File No. 333-179011; Form N-14 filed on EDGAR on January 13, 2012
Dear Mr. Oh:
     This letter responds to the comments to Registrant’s registration statement and proxy solicitation materials on Form N-14 (the “Proxy Statement/Prospectus”) for Registrant, with respect to reorganizations in which six series of the Registrant (each, an “Acquired Fund”) will combine with three other series of the Registrant (each, an “Acquiring Fund”) as follows: (i) Core Balanced Strategy Trust with Core Strategy Trust; (ii) Core Allocation Trust with Lifestyle Growth Trust; (iii) Core Disciplined Diversification Trust with Lifestyle Growth Trust; (iv) Core Balanced Trust with Lifestyle Growth Trust; (v) Balanced Trust with Lifestyle Growth Trust; and (vi) Large Cap Trust with U.S. Equity Trust (formerly U.S. Multi Sector Trust) (the “Reorganizations”). These comments were provided to Philip T. Hinkle and Christopher D. Carlson of Dechert LLP (“Dechert”) by telephone on February 8, 2012 by Mr. Oh of the staff of Securities and Exchange Commission (the “SEC Staff”). Changes in disclosure resulting from accepted comments are reflected in a definitive copy of the Proxy Statement/Prospectus filed with the Commission pursuant to Rule 497 under the Securities Act of 1933, as amended (“1933 Act”).
General Comment
1. SEC Staff Comment: The Proxy Statement/Prospectus contains various references to the replacement of Series II shares issued by Lifestyle Growth Trust with certain Series I shares issued by the same Acquiring Fund in a Reorganization involving
US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco Silicon Valley Washington DC EUROPE Brussels Dublin London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

certain Acquired Funds (the “Replacements”). Please expand this disclosure to more fully explain the Replacements, including whether any Replacement is part of a Reorganization and the effect that a Replacement would have on owners of affected variable annuity contracts.
     Response: As currently disclosed in the Proxy Statement/Prospectus, the Replacements are not part of the Reorganizations and will take place only after the consummation of the applicable Reorganization. They are solely the result of product features associated with the particular variable annuity insurance contracts (to which the Trust is not a party). Registrant has modified the disclosure under “Information About the Reorganizations — Other Matters Regarding Contract Holders of Series II Shares of Certain Funds” and throughout the Proxy Statement/Prospectus to explain that, as a result of the expected Replacements, affected contract holders will have contract values invested in a lower expense class than would have been the case otherwise. Disclosure added in response to comment 10 (below) identifies the contracts affected.
2. SEC Staff Comment: Please include all relevant file numbers whenever the Proxy Statement/Prospectus incorporates documents by reference.
     Response: Accepted.
Cover Pages and Introduction to the Proxy Statement/Prospectus
3.a. SEC Staff Comment: On the front cover pages of the Proxy Statement/Prospectus, please confirm that all information required under Item 1(b)(1)-(2) of Form N-14 is included, and that the information required under Item 1(b)(2) appears on the outside front cover page.
     Response: Accepted. Registrant has modified the front cover page so that it now includes Registrant’s telephone number in addition to the other required information.
3.b. SEC Staff Comment: Please revise the second paragraph of the subsection “Investment Management” in the introduction of the Proxy Statement/Prospectus so that the information about each subadviser, including its address, is discussed in separate paragraphs or bullet points.
     Response: Accepted.

Overview of the Reorganizations
4.a. SEC Staff Comment: Please revise the pagination of the Proxy Statement/Prospectus to distinguish among the sections.
     Response: Accepted.
4.b. SEC Staff Comment: Please revise the penultimate sentence of the third full paragraph to add the word “upon” after “contingent” so that it reads “The consummation of none of the Reorganizations is contingent upon the approval or consummation of any other Reorganization.”
     Response: Accepted.
4.c. SEC Staff Comment: The Staff notes that the last paragraph of this section discloses the expenses of the Reorganizations in aggregate dollar terms. Please also disclose what impact, if any, the expenses of a Reorganization that are borne by an Acquired Fund would have on the Acquired Fund’s per share net asset value (“NAV”) (i.e., in terms of cents per share).
     Response: Accepted. Registrant has revised the disclosure to present the per share NAV impact of the estimated expenses of the Reorganizations in terms of cents per share.
Comparison of Acquired and Acquiring Funds
5.a. SEC Staff Comment: For proposals 1 and 4, please revise the disclosure directly under “Comparison of Acquired and Acquiring Funds” to better highlight whether the funds’ strategies differ in that one could invest directly in certain types of investments more than the other.
     Response: Accepted. Registrant has revised the introductory disclosure to better highlight any distinctions.
5.b. SEC Staff Comment: For consistency with the disclosure in proposal 1 and for more complete disclosure, in proposals 2-5, please revise the disclosure directly under “Comparison of Acquired and Acquiring Funds” to disclose the permitted variations from the disclosed target percentage allocations to specific categories of investments for each Fund, as applicable.

     Response: Accepted. Registrant has revised the introductory disclosure to highlight the permitted variations in allocation percentage ranges set forth in the side-by-side comparison for each applicable Reorganization.
5.c. SEC Staff Comment: In proposals 2-4, please revise the disclosures directly under “Comparison of Acquired and Acquiring Funds” to contrast the Acquired and Acquiring Funds’ respective permitted percentage allocations to foreign securities.
     Response: Accepted. Registrant has revised the introductory disclosure to highlight the foreign security permitted percentage ranges set forth in the side-by-side comparison for each applicable Reorganization.
5.d. SEC Staff Comment: For proposal 5, please revise the disclosure directly under “Comparison of Acquired and Acquiring Funds” to mention the Acquired Fund’s percentage limitations on investments in below-investment grade holdings, foreign currency-denominated foreign debt securities and debt obligations of emerging market countries and securities of companies located in emerging markets.
     Response: Accepted. Registrant has revised the introductory disclosure to highlight the specific allocation percentage ranges for investments in the relevant instruments set forth in the side-by-side comparison for the Reorganization.
5.e. SEC Staff Comment: The Staff notes that, in the comparison of principal investment strategies for proposals 2-4, the disclosure regarding the shares of specific underlying funds that cannot be purchased by each fund is not consistent with the current summary prospectus disclosure on Form N-1A for the Acquiring Fund. Please revise this disclosure to be consistent with the disclosure in the Acquiring Fund’s summary prospectus or revise the disclosure in the Proxy Statement/Prospectus to reflect the fact that this is not listed as a principal strategy for the Acquiring Fund in its summary prospectus on Form N-1A.
     Response: Registrant notes that, although the fact that each relevant Acquiring Fund may not invest in this list of funds is not described in the Acquiring Fund’s summary prospectus as a principal investment strategy, the Acquiring Fund in each Reorganization is in fact not permitted to invest in such funds under the conditions of an exemptive order relied upon by all of the funds. We have included a description for both the Acquiring and Acquired Funds to avoid suggesting artificial distinctions between the relevant Acquired and Acquiring Funds’ principal investment strategies that may arise as a result of the side-by-side comparison format used in these sections of the Proxy

Statement/Prospectus. Registrant believes this is an important detail that should be highlighted as being consistent between the Acquired and Acquiring Funds. Registrant has modified the disclosure to explain that this is a principal investment strategy for the Acquired Fund and that the Acquiring Fund is prohibited from making such investments under the conditions of an exemptive order relied upon by all of the funds.
5.f. SEC Staff Comment: Similarly, for proposals 2-5, the disclosure under “Fees and Expenses” is not consistent with the current summary prospectus disclosure for the Acquiring Fund, which does not state that the Acquiring Fund’s purchases of underlying fund shares are limited to NAV shares. Please revise this disclosure to be consistent with the disclosure in the Acquiring Fund’s summary prospectus, or revise the disclosure in the Proxy Statement/Prospectus to reflect the fact that this is not a principal strategy for the Acquiring Fund.
     Response: Registrant notes that the prospectus of each relevant Acquired and Acquiring Fund does not state a principal investment strategy of investing in NAV shares of underlying funds that are series of Registrant. However, each relevant Acquired and Acquiring Fund is limited in practice to investing in NAV shares to ensure compliance with the limitations under Section 12(d)(1)(G) of 1940 Act, among other reasons. Registrant believes this disclosure provides a helpful explanation to owners of variable contracts. Registrant has modified the disclosure to reflect that investing in NAV shares (as distinct from another class) is not a principal investment strategy of any Acquired or Acquiring Fund.
5.g. SEC Staff Comment: While revising the Proxy Statement/Prospectus in response to comments 5.a.-5.f., highlight any other significant differences between the principal investment strategies of the applicable Acquired and Acquiring Funds.
     Response: Registrant has revisited all principal investment strategies disclosure for each proposal and confirms that, as modified per the preceding comments, it is accurate.
5.h. SEC Staff Comment: For all proposals, please format headings indicating a specific Acquired or Acquiring Fund consistently throughout this section.
     Response: Accepted.

Comparison of, and Effect on, Fund Operating Expenses
6. SEC Staff Comment: For proposals 2-6, please include the text of the footnote that appears to be referenced by the “(A)” that is tied to the Acquired Fund caption of the expense example table, or delete the footnote reference.
     Response: Accepted. Registrant has deleted the erroneous footnote reference.
Principal Risks of Investing in the Funds
7.a. SEC Staff Comment: For each proposal, as applicable, for consistency with the Acquired and Acquiring Funds’ summary prospectuses, please revise the header titled “Risks Applicable to Both Funds” to clarify that the following risks are applicable to the funds in their capacity as funds of funds and to distinguish from risks from investing in the underlying funds.
     Response: Accepted.
7.b. SEC Staff Comment: Please confirm the accuracy of disclosures with respect to each Acquired Fund and Acquiring Fund considering the disclosures in each fund’s summary prospectus and revise as necessary, including the following:
     i. In proposal 1, “Commodity risk” and “Exchange-traded funds risk” are not disclosed as principal risks of both funds in the funds’ summary prospectuses. “Hedging, derivatives and other strategic transactions risk” is listed as a risk of investing in the underlying funds in which the Acquired and Acquiring Fund may invest in their respective summary prospectuses.
Response: “Commodity risk” and “Exchange-traded funds risk” were risks disclosed in the summary prospectus of the Acquired Fund on Form N-1A and were suggested as being potentially applicable to the Acquiring Fund based on that fund’s principal investment strategies disclosure. We included this risk disclosure for the Acquiring Fund to avoid suggesting artificial distinctions between risks posed by the Acquired and Acquiring Funds. With respect to “Hedging, derivatives and other strategic transactions risk,” this risk is suggested as being potentially directly applicable to each of the Acquired and Acquiring Funds, in addition to being a principal risk of investing in the underlying funds, based on those funds’ principal investment strategies disclosure. This disclosure was added as a principal risk of both funds to reflect the potential risks associated with each fund’s principal investment strategies.

     ii. In proposal 2, “Emerging markets risk” and “Exchange-traded funds risk” are not disclosed as principal risks of both funds in the funds’ summary prospectuses.
Response: “Emerging markets risk” is suggested as being potentially applicable to each of the Acquired and Acquiring Fund by its principal investment strategies disclosure and was added to reflect the risks associated with each fund’s principal investment strategies. “Exchange-traded funds risk” is currently indicated as a risk of both funds in their summary prospectuses on Form N-1A.
     iii. In proposal 3, “Hedging, derivatives and other strategic transactions risk” is disclosed as a principal risk of the underlying funds in the funds’ summary prospectuses (as opposed to being a risk of investing in the Acquired and Acquiring Funds, as is currently disclosed).
Response: This risk is suggested as being potentially directly applicable to each of the Acquired and Acquiring Funds, in addition to being a principal risk of investing in the underlying funds, based on those funds’ principal investment strategies disclosure. This disclosure was added as a principal risk of both funds to reflect the potential risks associated with each fund’s principal investment strategies.
     iv. In proposal 4, “Emerging markets risk,” “Large company risk” and “Lower-rated fixed-income securities risk and high-yield securities risk” are not disclosed as principal risks of both funds in the funds’ summary prospectuses.
Response: The latter two risks are disclosed in the Acquiring Fund’s summary prospectus. Each of these principal risks was suggested as being potentially applicable to each of the Acquired and Acquiring Funds based on those funds’ principal investment strategies disclosure. These disclosures were added as principal risks of both funds, as applicable, to reflect the risks potentially associated with each fund’s principal investment strategies and to avoid suggesting artificial distinctions between the risks posed by the Acquired and Acquiring Funds, as applicable.
     v. Please review the remaining proposals for any similar inconsistencies and revise accordingly.

Response. Registrant has reviewed the principal risk disclosures for each of the proposals and confirms that, where any disclosures deviate from the principal risk disclosures in the applicable Acquired or Acquiring Funds’ summary prospectus on Form N-1A, the disclosure was added (i) because those principal risks were potentially suggested by the applicable Acquired or Acquiring Funds’ principal investment strategies disclosures and (ii) to avoid suggesting artificial distinctions between the risks posed by the applicable Acquired and Acquiring Funds.
7.c. SEC Staff Comment: When revising the Proxy Statement/Prospectus in response to comment 7.b., please specifically highlight any differences between the principal risks of each Acquiring Fund compared to the relevant Acquired Fund and the impact on contract holders as a result of a Reorganization. For example, state, if applicable, that a contractholder may face more exposure to emerging markets risk if the Reorganization is consummated.
     Response: Accepted. Except with respect to Proposals 5 and 6, all principal risks identified in each proposal are applicable to both the Acquired and Acquiring Funds. With respect to Proposals 5 and 6, a statement had been added identifying the differences between the principal risks of the applicable Acquired and Acquiring Funds.
Investment Management Fees/Subadvisory Arrangements
8. SEC Staff Comment: Please be consistent across proposals in the narrative explaining the advisory and subadvisory fee structure for each fund and confirm that all of the footnotes are necessary.
     Response: Registrant confirms that all disclosure relating to advisory and subadvisory fees is accurate and necessary. Registrant has incorporated certain conforming modifications to this disclosure.
Performance
9.a. SEC Staff Comment: In lieu of providing performance information prior to the inception date for certain classes of certain Acquired and Acquiring funds, provide actual since inception performance information or explain why performance information prior to the inception date of a class is necessary.
     Response: For classes of a series of Registrant with inception dates after the inception date of the initial class of such a series, Registrant has adopted a convention in its registration statement on Form N-1A of presenting performance based on the initial class of shares for all subsequently introduced classes for the period from the date of inception of the initial class to the date of inception of each subsequently introduced class. Registrant believes that presenting uniform periods for all classes, with appropriate disclosures, provides more meaningful performance comparisons between Acquired and Acquiring Funds for contract holders having contract values invested in a particular class. Otherwise contract holders having contract values invested in a class of an Acquired Fund with a short history may mistakenly believe he or she has no means of ascertaining the long-term performance of his or her fund relative to that of the Acquiring Fund. As such, Registrant will continue to present pre-inception performance information for such classes.
9.b. SEC Staff Comment: For proposals 1-5, delete footnotes 1 and 2 to the average annual total return tables, which discuss (i) the impact of fees and expenses of the variable contracts that may use JHIMS as an underlying investment medium and (ii) adjustments to pre-inception performance, as these concepts are already covered in the lead-in paragraph to the performance discussion. For proposal 6, delete footnote 1 for the same reason.
     Response: Accepted.
Information About the Reorganizations—Other Matters Regarding Contract Holders of Series II Shares of Certain Funds
10. SEC Staff Comment: Please provide more complete disclosure about the Replacements in this section, including information that would identify the specific affected variable annuity contracts.
     Response: Accepted. The Proxy Statement has been revised to clarify that the affected variable annuity contracts are the Venture®, Venture Vantage®, Venture Vision®, Venture III® and Venture StrategySM variable annuity contracts issued prior to May 13, 2002.
Additional Information About the Funds
11.a. SEC Staff Comment: For clarity in the section “Other Permitted Investments by the Funds of Funds,” please identify each “fund of fund” by name and whether it is an Acquired Fund or an Acquiring Fund. Please also confirm that, for each Fund identified in the footnote in this section, each fund of funds identified is permitted to make each listed investment directly.

     Response: Registrant confirms that, to the extent that each fund of funds would invest directly in portfolio securities, it would be permitted to make any of the listed investments (as disclosed in each funds of funds’ statutory prospectus). Registrant has modified the disclosure to list the funds of funds’ names more prominently.
11.b. SEC Staff Comment: Please confirm that each risk identified in the “Principal Risk of Investing in the Funds” section is equally applicable to all funds, or specifically identify the funds to which each risk is applicable.
     Response: Registrant has clarified the introduction to this section to highlight that the applicable principal risks apply to each Acquired and Acquiring Fund except as noted in the principal risk disclosures below. Registrant has revised the principal risks disclosures to specifically identify the funds to which each risk is applicable and has removed certain listed principal risks disclosures that were determined to be inapplicable. “Hybrid investment risk,” “Index management risk” and “Portfolio turnover risk” were deleted as they are inapplicable to any fund.
Shareholders and Voting Information
12. SEC Staff Comment: In the “Voting Procedures” section, please confirm that the ability to revoke proxies and the process therefor is accurately described and revise the discussion accordingly.
     Response: Registrant assumes that this comment refers to proxies as well as voting instructions. Registrant has revised the current disclosure to clarify and elaborate on the procedures for revocation that apply to proxies and voting instructions from shareholders and contract holders, respectively.
Outstanding Shares and Share Ownership
13. SEC Staff Comment: Per Item 7(c)(3) of Form N-14, include all required information in the tables for both the Acquired and Acquiring Funds, including the number of eligible votes and number of outstanding shares.
     Response: Accepted. The disclosure now includes both the number of eligible votes and number of outstanding shares for each Acquired and Acquiring Fund.

Accounting Comments
14. SEC Staff Comment: For proposal 1, in the average annual total return table, please include five-year performance information for the Acquiring Fund.
     Response: Accepted.
15. SEC Staff Comment: For proposal 1, in the average annual total return table, please confirm the since inception return of NAV shares of the Acquiring Fund.
     Response: Confirmed. The Proxy Statement/Prospectus includes the correct since inception performance information for NAV shares of the Acquiring Fund for proposal 1.
16. SEC Staff Comment: For proposals 2-5, please provide best and worst quarter information only for the periods covered by the bar chart.
     Response: Accepted. Registrant has modified the disclosure so that it does not include any quarters prior to the periods covered by the bar chart.
17. SEC Staff Comment: For proposals 2-5, please delete the “since inception” column for each Acquiring Fund’s average annual total return table because no information is presented.
     Response: Accepted.
Capitalization
18. SEC Staff Comment: For proposal 5, please show the name of the Acquired Fund in the first row of the capitalization table.
     Response: Accepted.
19. SEC Staff Comment: In the capitalization tables for proposals 5 and 6, any brokerage commissions or other transaction costs incurred by the Acquired Fund should be shown as an adjustment that reduces the NAV of both funds combined.
     Response: Accepted.

Accounting Survivor
20. SEC Staff Comment: For all proposals, please explain supplementally which fund will be the accounting survivor following the close of each Reorganization.
     Response: In determining which fund should be considered to be the accounting survivor of the Reorganization, the SEC staff has stated that the factors to be considered include each fund’s: (1) investment adviser (including the portfolio managers employed or that that will be employed following the Reorganization); (2) investment objectives, policies and restrictions; (3) expense structure and expense ratio; (4) asset size; and (5) portfolio composition. Based on these factors, Registrant has determined that each surviving fund after each Reorganization is completed will most closely resemble the relevant Acquiring Fund, which will be the accounting survivor for each Reorganization.
*     *     *
     We hope that the foregoing is responsive to your request made on February 8, 2012. Please do not hesitate to contact the undersigned at 617.728.7167 if you have any questions concerning the foregoing. The Registrant acknowledges that:
•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in Proxy Statement/Prospectus;

•	the effectiveness of Proxy Statement/Prospectus will not foreclose the SEC from taking any action with respect to the registration statement; and

•	the Registrant may not assert the effectiveness of Proxy Statement/Prospectus as a defense in any proceeding initiated by the SEC or any person under the federal securities laws.

Sincerely,

/s/ Christopher P. Harvey Christopher P. Harvey